WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Fin[redacted]
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, June 17. 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Ad Hoc notification of **June 15th , 2005** concerning " **<u>WashTec Annual general meeting</u>**".

Sincerely,

WashTec AG

Po Karoline Kalb

AD HOC NOTIFICATION ACCORDING TO ARTICLE 15 OF THE FEDERAL SECURTIES TRADING ACT

Annual General Meeting resolves to increase share capital by €20 million to €40 million

EBT rose to €2.0 million in first five months

Augsburg, 15 June 2005 – At today's Annual General Meeting, a large majority of shareholders in WashTec AG voted to strengthen the Company's equity base. In contrast to the original agenda item, the increase will be €10 million lower, thereby increasing the share capital by a further €20 million from €20 million to €40 million. As part of the resolved capital measure, a total of 7.6 million new bearer shares will be issued at a subscription ratio of 1:1. In the context of the transaction, the shareholders Edelmar Vermögensverwaltungs GmbH, Achernar Vermögens-verwaltung GmbH and Augias Vermögensverwaltung GmbH, which currently hold around 37% of shares, will make a non-cash contribution by partially transferring the mezzanine loan granted to the WashTec Group.

The positive performance of WashTec AG also continued through the first five months. Sales increased by 4.7% from €81.6 million to €85.4 million. EBT improved significantly from minus €2.0 million to earnings of €2.0 million.

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de

RECEIVED

2005 JUL 14 A 11:22

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, June 27. 2005

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Ad Hoc notification of **June 23rd , 2005** concerning " **<u>WashTec syndicated loan</u>**".

Sincerely,

WashTec AG

Po Karoline Kalb

AD HOC NOTIFICATION ACCORDING TO ARTICLE 15 OF THE FEDERAL SECURTIES TRADING ACT

Annual General Meeting resolves to increase share capital by €20 million to €40 million

EBT rose to €2.0 million in first five months

Augsburg, 15 June 2005 – At today's Annual General Meeting, a large majority of shareholders in WashTec AG voted to strengthen the Company's equity base. In contrast to the original agenda item, the increase will be €10 million lower, thereby increasing the share capital by a further €20 million from €20 million to €40 million. As part of the resolved capital measure, a total of 7.6 million new bearer shares will be issued at a subscription ratio of 1:1. In the context of the transaction, the shareholders Edelmar Vermögensverwaltungs GmbH, Achernar Vermögens-verwaltung GmbH and Augias Vermögensverwaltung GmbH, which currently hold around 37% of shares, will make a non-cash contribution by partially transferring the mezzanine loan granted to the WashTec Group.

The positive performance of WashTec AG also continued through the first five months. Sales increased by 4.7% from €81.6 million to €85.4 million. EBT improved significantly from minus €2.0 million to earnings of €2.0 million.

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de